Dreyfus Growth and Income Fund, Inc.

SEMIANNUAL REPORT April 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus
Growth and Income Fund, Inc. # The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Growth and Income Fund, Inc., covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, Portfolio Manager

How did Dreyfus Growth and Income Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced a total return of 7.08%.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 8.60% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 8.42% for the period.[3]

Respectable economic and corporate earnings growth, combined with stable short-term interest rates, created a constructive backdrop for U.S. equity markets. Although the fund participated to a significant degree in the market's gains, disappointing returns from a handful of individual stocks accounted for its lagging performance compared to the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk by investing primarily in domestic and foreign stocks. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We use a consistent, bottom-up approach that emphasizes individual stock selection, and we conduct qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

What other factors influenced the fund's performance?

Despite higher inflation, concerns regarding a surge in sub-prime mortgage delinquencies, and a generally slowing U.S. economy, stocks during the reporting period were bolstered by respectable corporate earnings growth, stable short-term interest rates and strong employment levels.

Although our security selection strategy prevented the fund from out-performing its benchmark during the reporting period, we nonetheless uncovered a number of strong performers. In the consumer staples area, Avon Products benefited from a successful management reorganization and heavier advertising. Information technology giant Cisco Systems achieved strong growth due to robust demand for its Internet and video infrastructure offerings. Computer and electronics manufacturer Apple Computer continued to benefit from the popularity of its personal computing and consumer electronics products, as well as the anticipation surrounding the upcoming launch of its iPhone, a handheld device that combines communications, entertainment and Internet capabilities.

Brokerage firms Goldman Sachs Group and Charles Schwab boosted the fund's performance, as did the fund's relatively underweighted position in the financials sector. Relatively light exposure to banks proved to be particularly advantageous as the industry group faltered amid concerns regarding escalating sub-prime mortgage defaults.

Other notably solid performers included health care companies Schering-Plough, which benefited from solid execution and adept expense management, and Zimmer Holdings, where a new product line of gender-specific artificial joints helped the company gain market share.

A handful of underperforming stocks were largely responsible for the fund's lagging relative performance. In the consumer discretionary sector, Walgreen and Best Buy weighed heavily as both companies represented relatively large positions for the fund. In the wake of the merger of two major competitors, investors began to worry that Walgreen might need to acquire a pharmacy benefit management company. In addition, the national pharmacy chain posted fourth quarter earnings that fell short of expectations. Best Buy was negatively affected by softer consumer spending. Health care holding Amgen lost value as the biotechnology therapeutics company received a regulatory warning regarding safety issues, encountered intensifying competitive pressures and faced potentially reduced sales volumes of its red-blood cell stimulating drug, EPOGEN®. Online media giant Yahoo! reported a disappointing quarter relative to expectations, and Marvell Technology Group experienced softness in the end market of the disk-drive industry.

Generally speaking, we currently have allocated the fund's assets to economic sectors in proportions that more closely resemble those of the Russell 1000 Growth Index than the fund's official benchmark, the S&P 500 Index. As a result, the fund may be under- or overweighted in various sectors of the S&P 500 Index. Such was the case in the energy sector during the reporting period as the fund's allocation to energy stocks was less than half that of the S&P 500 Index. This proved detrimental as the energy sector was one of the top-performing economic segments in the benchmark during the reporting period.

Finally, relatively low exposure to the materials sector and a lack of investments in utilities and telecommunication services stocks impeded the fund's relative return as all three economic segments were among the stronger performing sectors in the S&P 500 Index.

What is the fund's current strategy?

We have continued to employ our bottom-up security selection process to find growth stocks that, in our judgment, have the potential to achieve superior revenue and earnings growth at valuations that are attractive. This approach recently has resulted in a slightly more defensive investment posture, which we believe positions the fund for a slower-growth U.S. economy.

May 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 5.03
Ending value (after expenses)	$1,070.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 4.91
Ending value (after expenses)	$1,019.93

† *Expenses are equal to the fund's annualized expense ratio of .98%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks–100.0%	Shares	Value ($)
Consumer Discretionary–8.7%		
Bed Bath & Beyond	194,555 [a]	7,926,171
Best Buy	424,664	19,810,576
Federated Department Stores	350,311	15,385,659
Gap	199,957	3,589,228
Home Depot	146,084	5,532,201
Limited Brands	150,814	4,157,942
Starbucks	186,781 [a]	5,793,947
Walt Disney	165,915	5,803,707
		67,999,431
Consumer Staples–13.3%		
Altria Group	145,305	10,014,421
Avon Products	203,957	8,117,489
Cadbury Schweppes, ADR	95,415	5,061,766
Clorox	148,469	9,959,300
Colgate-Palmolive	142,993	9,686,346
Dean Foods	139,542 [a]	5,083,515
Kraft Foods, Cl. A	100,554	3,365,542
PepsiCo	60,838	4,020,783
Procter & Gamble	236,169	15,188,028
Unilever (NY Shares)	153,113	4,669,946
Wal-Mart Stores	439,955	21,082,644
Whole Foods Market	176,811	8,272,987
		104,522,767
Energy–4.5%		
Chevron	87,213	6,784,299
Exxon Mobil	267,906	21,266,378
Schlumberger	94,866	7,003,957
		35,054,634
Exchange Traded Funds–4.9%		
iShares Russell 1000 Growth Index Fund	218,925	12,745,813
Powershares QQQ	282,639 [b]	12,990,088
Standard & Poor's Depository Receipts (Tr. Ser. 1)	85,600	12,693,624
		38,429,525

Common Stocks (continued)	Shares	Value ($)
Financial–8.4%		
American International Group	86,357	6,037,218
Bank of America	1	51
Charles Schwab	500,670	9,572,810
Chicago Mercantile Exchange Holdings, Cl. A	13,793	7,127,533
Citigroup	149,967	8,041,231
Goldman Sachs Group	55,723	12,181,605
Lincoln National	113,473	8,073,604
Morgan Stanley	108,708	9,132,559
State Street	77,918	5,366,213
		65,532,824
Health Care–20.0%		
Allergan	101,376	12,286,771
Amylin Pharmaceuticals	211,243 [a]	8,730,673
Covance	129,487 [a]	7,833,963
Eli Lilly & Co.	74,185	4,386,559
Genentech	92,076 [a]	7,365,159
Genzyme	126,267 [a]	8,246,498
Gilead Sciences	148,579 [a]	12,141,876
Johnson & Johnson	234,661	15,069,929
Medtronic	155,243	8,217,012
Pfizer	230,714	6,104,692
Pharmaceutical Product Development	123,023	4,437,440
Quest Diagnostics	150,029	7,334,918
Schering-Plough	292,888	9,293,336
Thermo Fisher Scientific	237,452 [a]	12,361,751
UnitedHealth Group	141,960	7,532,398
Wyeth	195,875	10,871,062
Zimmer Holdings	158,857 [a]	14,373,381
		156,587,418
Industrial–6.0%		
Canadian National Railway	118,142	5,935,454
Empresa Brasileira de Aeronautica, ADR	112,760	5,289,572
General Electric	782,045	28,826,179
Waste Management	179,104	6,700,281
		46,751,486

Common Stocks (continued)	Shares	Value ($)
Information Technology−22.8%		
Adobe Systems	439,442 a	18,263,210
Apple Computer	207,837 a	20,742,133
Autodesk	86,620 a	3,574,807
Automatic Data Processing	131,915	5,904,515
Broadridge Financial Solutions	32,978 a	660,879
Cognos	126,566 a	5,456,260
Diebold	228,621	10,898,363
eBay	228,301 a	7,748,536
Electronic Arts	259,366 a	13,074,640
EMC/Massachusetts	549,953 a	8,348,287
Google, Cl. A	21,374 a	10,075,276
Hewlett-Packard	419,668	17,684,810
Microsoft	1,135,479	33,996,241
SanDisk	127,440 a	5,537,268
Sun Microsystems	742,727 a	3,877,035
Western Union	175,318	3,690,444
Yahoo!	350,768 a	9,835,535
		179,368,239
Materials−.8%		
E.I. du Pont de Nemours & Co.	131,655	**6,473,476**
Semiconductors−5.7%		
Broadcom, Cl. A	239,752 a	7,803,928
KLA-Tencor	110,181	6,120,555
Marvell Technology Group	558,045 a	9,001,266
Maxim Integrated Products	251,953	7,991,949
Texas Instruments	391,377	13,451,627
		44,369,325
Telecommunications−4.9%		
Cisco Systems	901,339 a	24,101,805
Corning	356,699 a	8,460,900
Nokia, ADR	231,983 a	5,857,571
		38,420,276
Total Common Stocks		
(cost $691,583,467)		**783,509,401**

Other Investment—.4%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $3,123,000)
	3,123,000 c	**3,123,000**

Investment of Cash Collateral for Securities Loaned—1.6%		
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Fund
  (cost $12,156,000)
	12,156,000 c	**12,156,000**

Total Investments (cost $706,862,467)	**102.0%**	**798,788,401**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(15,349,226)**
Net Assets	**100.0%**	**783,439,175**

ADR—American Depository Receipts
a   Non-income producing security.
*b   All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on
     loan is $11,639,370 and the total market value of the collateral held by the fund is $12,156,000.*
c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	22.8	Exchange Traded Funds	4.9
Health Care	20.0	Telecommunications	4.9
Consumer Staples	13.3	Energy	4.5
Consumer Discretionary	8.7	Money Market Investments	2.0
Financial	8.4	Materials	.8
Industrial	6.0		
Semiconductors	5.7		**102.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $11,639,370)–Note 1(c):		
Unaffiliated issuers	691,583,467	783,509,401
Affiliated issuers	15,279,000	15,279,000
Cash		25,591
Dividends and interest receivable		485,722
Receivable for shares of Common Stock subscribed		1,287
Prepaid expenses		42,052
		799,343,053
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		573,069
Liability for securities on loan–Note 1(c)		12,156,000
Payable for investment securities purchased		2,128,480
Payable for shares of Common Stock redeemed		912,530
Accrued expenses		133,799
		15,903,878
Net Assets ($)		**783,439,175**
Composition of Net Assets ($):		
Paid-in capital		660,977,854
Accumulated undistributed investment income–net		2,099,753
Accumulated net realized gain (loss) on investments		28,435,634
Accumulated net unrealized appreciation (depreciation) on investments		91,925,934
Net Assets ($)		**783,439,175**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		47,566,728
Net Asset Value, offering and redemption price per share ($)		**16.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $20,624 foreign taxes withheld at source):	
Unaffiliated issuers	6,540,393
Affiliated issuers	401,593
Income from securities lending	22,621
Total Income	**6,964,607**
Expenses:	
Management fee–Note 3(a)	2,896,872
Shareholder servicing costs–Note 3(b)	729,375
Prospectus and shareholders' reports	38,811
Custodian fees–Note 3(b)	30,282
Directors' fees and expenses–Note 3(c)	22,376
Professional fees	19,886
Registration fees	12,382
Interest expense–Note 2	2,235
Miscellaneous	19,524
Total Expenses	**3,771,743**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(275)
Net Expenses	**3,771,468**
Investment Income–Net	**3,193,139**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	29,491,100
Net unrealized appreciation (depreciation) on investments	20,722,694
Net Realized and Unrealized Gain (Loss) on Investments	**50,213,794**
Net Increase in Net Assets Resulting from Operations	**53,406,933**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income−net	3,193,139	5,562,348
Net realized gain (loss) on investments	29,491,100	114,669,465
Net unrealized appreciation (depreciation) on investments	20,722,694	(9,217,539)
Net Increase (Decrease) in Net Assets Resulting from Operations	**53,406,933**	**111,014,274**
Dividends to Shareholders from ($):		
Investment income−net	(1,093,386)	(7,290,516)
Net realized gain on investments	(88,329,495)	−
Total Dividends	**(89,422,881)**	**(7,290,516)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	9,555,809	16,114,926
Dividends reinvested	85,590,333	6,869,156
Cost of shares redeemed	(49,423,196)	(134,460,906)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**45,722,946**	**(111,476,824)**
Total Increase (Decrease) in Net Assets	**9,706,998**	**(7,753,066)**
Net Assets ($):		
Beginning of Period	773,732,177	781,485,243
End of Period	**783,439,175**	**773,732,177**
Undistributed investment income−net	2,099,753	−
Capital Share Transactions (Shares):		
Shares sold	585,425	999,773
Shares issued for dividends reinvested	5,386,538	427,878
Shares redeemed	(3,002,521)	(8,348,374)
Net Increase (Decrease) in Shares Outstanding	**2,969,442**	**(6,920,723)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	17.35	15.17	14.41	13.64	11.78	14.63
Investment Operations:						
Investment income−net[a]	.07	.12	.22	.09	.07	.05
Net realized and unrealized gain (loss) on investments	1.08	2.21	.73	.78	1.86	(2.30)
Total from Investment Operations	1.15	2.33	.95	.87	1.93	(2.25)
Distributions:						
Dividends from investment income−net	(.02)	(.15)	(.19)	(.10)	(.07)	(.05)
Dividends from net realized gain on investments	(2.01)	–	–	–	–	(.55)
Total Distributions	(2.03)	(.15)	(.19)	(.10)	(.07)	(.60)
Net asset value, end of period	16.47	17.35	15.17	14.41	13.64	11.78
Total Return (%)	7.08[b]	15.44	6.63	6.36	16.48	(16.27)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.48[b]	1.01	.99	1.03	1.06	1.01
Ratio of net expenses to average net assets	.48[b]	1.01	.99	1.03	1.06	1.01
Ratio of net investment income to average net assets	.41[b]	.72	1.45	.66	.56	.37
Portfolio Turnover Rate	40.50[b]	123.60	72.21	48.04	42.66	26.93
Net Assets, end of period ($ x 1,000)	783,439	773,732	781,485	832,502	862,633	805,956

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the

National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $7,290,516. The tax character of current year distributions, will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended April 30, 2007 was approximately $77,500, with a related weighted average annualized interest rate of 5.81%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2007, the fund was charged $423,630 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $219,908 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2007, the fund was charged $30,282 pursuant to the custody agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $480,386, chief compliance officer fees $3,407, custody fees $20,331 and transfer agency per account fees $68,945.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $308,286,844 and $327,426,474, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $91,925,934, consisting of $100,746,684 gross unrealized appreciation and $8,820,750 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis

on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the current portfolio manager was appointed in August, 2006. The Board observed that the fund's average annual total return ranked in the second quintile of its Performance Group, and the third quintile of its Performance Universe, for the one-year period ended December 31, 2006. The board further noted that the fund's performance had improved significantly since the appointment of the new portfolio manager.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's total expenses were at the Expense Group median.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's recent performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Growth and Income Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DGRIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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